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               UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                   FORM 6-K

                       REPORT OF FOREIGN PRIVATE ISSUER

   Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

                           For the month of May 2002

                        Commission File Number 0-31943

                                 ImagicTV Inc.

                 (Translation of Registrant name into English)

         One Brunswick Square
       14th Floor, P.O. Box 303
   Saint John, New Brunswick, Canada                   E2L 3Y2

    (Address of Principal Executive                  (Zip Code)
               Offices)

                                (506) 631-3000
                     -----------------------------------

             (Registrant's telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934. Yes        No:  X

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This Form 6-K is filed under the Securities Exchange Act of 1934, as amended, and is incorporated by reference into the Registration Statement on Form S-8 Reg. No. 333-53910 of ImagicTV Inc. and the related prospectus.
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Information furnished on this form:

  Letter to Shareholders (dated May 14, 2002); the registrant's annual report referred to in the letter to shareholders consists solely of the letter to shareholders and the registrant's Form 20-F as filed with the Securities and Exchange Commission on May 22, 2002.

  Notice of Annual and Special Meeting of Shareholders and Management Information Circular (dated May 14, 2002)
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Exhibit Index:

1.1 Letter to Shareholders (dated May 14, 2002); the registrant's annual report referred to in the letter to shareholders consists solely of the letter to shareholders and the registrant's Form 20-F as filed with the Securities and Exchange Commission on May 22, 2002, and is not filed as an Exhibit hereto.

1.2 Notice of Annual and Special Meeting of Shareholders and Management Information Circular (dated May 14, 2002)

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                        ImagicTV Inc.
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                                        (Registrant)

                                        By: /s/ Jeffrey White
                                          -------------------------------------
                                          Chief Financial Officer

Date: May 21, 2002